                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             INTERGRAPH CORPORATION
                    -----------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.10
                    -----------------------------------------
                         (Title of Class of Securities)


                                    458683109
                    -----------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 ----------------------------                              ---------------------
 CUSIP No. 458683109                  13G                   Page 2 of 12 Pages
          ----------
 ----------------------------                              ---------------------

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1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Kensico Capital Management Corp.

---------- ---------------------------------------------------------------------

                                                                    (a) |_|
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (b) |X|
---------- ---------------------------------------------------------------------

3.         SEC USE ONLY

---------- ---------------------------------------------------------------------

4.         CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ------- ---------------------------------------------

        NUMBER OF          5.         SOLE VOTING POWER
         SHARES                       624,549 Shares
      BENEFICIALLY         ------- ---------------------------------------------
        OWNED BY
          EACH             6.         SHARED VOTING POWER
        REPORTING                     0
       PERSON WITH         ------- ---------------------------------------------

                           7.         SOLE DISPOSITIVE POWER

                                      624,549 Shares
                           ------- ---------------------------------------------

                           8.         SHARED DISPOSITIVE POWER
                                      0
---------- ---------------------------------------------------------------------

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           624,549 Shares
---------- ---------------------------------------------------------------------

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                             |_|

---------- ---------------------------------------------------------------------

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   2.1%

---------- ---------------------------------------------------------------------

12.        TYPE OF REPORTING PERSON*

                             CO
---------- ---------------------------------------------------------------------

 ----------------------------                              ---------------------
 CUSIP No. 458683109                  13G                    Page 3 of 12 Pages
          ----------
 ----------------------------                              ---------------------

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13.        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Michael Lowenstein
---------- ---------------------------------------------------------------------

                                                                    (a) |_|

14.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (b) |X|
---------- ---------------------------------------------------------------------

15.        SEC USE ONLY

---------- ---------------------------------------------------------------------

16.        CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
-------------------------- ------- ---------------------------------------------

        NUMBER OF          17.        SOLE VOTING POWER
         SHARES                       624,549 Shares
      BENEFICIALLY         ------- ---------------------------------------------
        OWNED BY
          EACH             18.        SHARED VOTING POWER
        REPORTING                     0
       PERSON WITH         ------- ---------------------------------------------

                           19.        SOLE DISPOSITIVE POWER

                                      624,549 Shares
                           ------- ---------------------------------------------

                           20.        SHARED DISPOSITIVE POWER
                                      0
---------- ---------------------------------------------------------------------

21.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           624,549 Shares
---------- ---------------------------------------------------------------------

22.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                             |_|

---------- ---------------------------------------------------------------------

23.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   2.1%

---------- ---------------------------------------------------------------------

24.        TYPE OF REPORTING PERSON*


                             IN;HC
---------- ---------------------------------------------------------------------

 ----------------------------                              ---------------------
 CUSIP No. 458683109                  13G                    Page 4 of 12 Pages
          ----------
 ----------------------------                              ---------------------

---------- ---------------------------------------------------------------------

25.        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Thomas J. Coleman
---------- ---------------------------------------------------------------------

                                                                    (a) |_|

26.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (b) |X|
---------- ---------------------------------------------------------------------

27.        SEC USE ONLY

---------- ---------------------------------------------------------------------

28.        CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
-------------------------- ------- ---------------------------------------------

        NUMBER OF          29.        SOLE VOTING POWER
         SHARES                       672,582 Shares
      BENEFICIALLY         ------- ---------------------------------------------
        OWNED BY
          EACH             30.        SHARED VOTING POWER
        REPORTING                     0
       PERSON WITH         ------- ---------------------------------------------

                           31.        SOLE DISPOSITIVE POWER

                                      672,582 Shares
                           ------- ---------------------------------------------

                           32.        SHARED DISPOSITIVE POWER
                                      0
---------- ---------------------------------------------------------------------

33.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           672,582 Shares
---------- ---------------------------------------------------------------------

34.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                             |_|

---------- ---------------------------------------------------------------------

35.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   2.2%

---------- ---------------------------------------------------------------------

36.        TYPE OF REPORTING PERSON*

                             IN; HC
---------- ---------------------------------------------------------------------

Item 1(a).      NAME OF ISSUER

         The name of the issuer to which this filing on Schedule 13G relates is Intergraph Corporation. (the "Issuer").

Item 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         The principal executive offices of the Issuer are located at One Madison Industrial Park IW 2000, Huntsville, Alabama 35894-0001.

Item 2(a).      NAME OF PERSON FILING

         This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)   Kensico Capital Management Corp. ("Kensico Capital Management")

         ii)  Michael Lowenstein ("Mr. Lowenstein"); and

         iii) Thomas J. Coleman (Mr. Coleman").

         This statement relates to shares (as defined herein) held for the accounts of Kensico Partners, L.P., a Delaware limited partnership ("Kensico Associates"), Kensico Offshore Fund, Ltd., a limited liability company organized under the laws of the Cayman Islands, B.W.I. ("Kensico Offshore"), Kensico Drawdown Fund, L.P., a Delaware limited partnership, and Kensico American Drawdown Fund, L.P., a Delaware limited partnership ("Kensico American Drawdown" and, together with Kensico Partners, Kensico Associates, Kensico Drawdown and Kensico Offshore, the "Funds"). Kensico Capital Management serves as investment manager to the Funds and, in such capacity, may be deemed to have voting and dispositive power over the Shares held for the accounts of the Funds. Kensico Capital LLC, a Delaware limited liability company ("Kensico Capital"), serves as General Partner of the Funds, other than Kensico Offshore and Kensico Drawdown. Kensico Drawdown LLC serves as the General Partner of Kensico Drawdown. Mr. Lowenstein and Mr. Coleman serve as Co-Presidents of Kensico Capital Management and are Managing Members of Kensico Capital.

Item 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

         The principal business address of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, CT 06830.

Item 2(c).      CITIZENSHIP

                i)   Kensico Capital Management is a Delaware corporation;

                ii)  Mr. Lowenstein is a citizen of the United States; and


                               Page 5 of 12 Pages

                iii) Mr. Coleman is a citizen of the United States.

Item 2(d).      TITLE OF CLASS OF SECURITIES

         The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, $0.10 Par Value (the "Shares").

Item 2(e).      CUSIP NUMBER

         The CUSIP number of the Company's Common Stock is 4586833109.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

(a) [ ] Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
        (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment
        Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ] An investment adviser in accordance with ss.13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal
        Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

    [x] IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(c), CHECK THIS BOX.

Item 4.         OWNERSHIP

Item 4(a).  AMOUNT BENEFICIALLY OWNED

     i) As of December 31, 2005, each of Kensico Capital Management and Mr. Lowenstein may be deemed to be the beneficial owner of the 624,549 Shares held for the accounts of the Funds.

    ii) As of December 31, 2005, Mr. Coleman may be deemed to be the beneficial owner of 672,582 Shares. This amount consists of (A) 624,549 Shares held for the accounts of the Funds, and (B) 48,033 Shares held for the account of Mr. Coleman's personal account.


                               Page 6 of 12 Pages

Item 4(b).  PERCENT OF CLASS

    i) The number of Shares of which each of Kensico Capital Management and Mr. Lowenstein may be deemed to be the beneficial owner constitutes 2.1% of the total number of Shares outstanding, based upon information provided by the Issuer in its September 30, 2005
           Form 10-Q, the number of Shares outstanding was 29,067,111 as of October 31, 2005.

    ii) The number of Shares of which Mr. Coleman may be deemed to be the beneficial owner constitutes 2.2% of the total number of Shares outstanding.

Item 4(c). NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         Kensico Capital Management

         i)       sole power to vote or to direct the vote:                                      624,549 shares
         ii)      shared power to vote or to direct the vote:                                             0
         iii)     sole power to dispose or to direct the disposition of:                         624,549 shares
         iv)      shared power to dispose or to direct the disposition of:                                0


         Mr. Lowenstein

         i)       sole power to vote or to direct the vote:                                      624,549 shares
         ii)      shared power to vote or to direct the vote:                                             0
         iii)     sole power to dispose or to direct the disposition of:                         624,549 shares
         iv)      shared power to dispose or to direct the disposition of:                                0

         Mr. Coleman

         i)       sole power to vote or to direct the vote:                                      672,582 shares
         ii)      shared power to vote or to direct the vote:                                             0
         iii)     sole power to dispose or to direct the disposition of:                         672,582 shares
         iv)      shared power to dispose or to direct the disposition of:                                0

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

         Not Applicable.


                               Page 7 of 12 Pages

Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

Item 9.         NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.


                               Page 8 of 12 Pages

Item 10.        CERTIFICATION

         Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 14, 2006

                                      KENSICO CAPITAL MANAGEMENT CORP.


                                      By:
                                          -----------------------------
                                           Name: Michael Lowenstein
                                           Authorized Signatory


Dated: February 14, 2006

                                      MICHAEL LOWENSTEIN


                                      -----------------------------



Dated: February 14, 2006

                                      THOMAS J. COLEMAN


                                      -----------------------------


                               Page 9 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                                      KENSICO CAPITAL MANAGEMENT CORP.


                                      By:
                                          -----------------------------
                                           Name: Michael Lowenstein
                                           Authorized Signatory


Dated: February 14, 2006

                                      MICHAEL LOWENSTEIN


                                      -----------------------------



Dated: February 14, 2006

                                      THOMAS J. COLEMAN


                                      -----------------------------


                               Page 10 of 12 Pages

EXHIBIT INDEX

A. Joint Filing Agreement dated as of December 31, 2005, by and among Kensico Capital Management Company, Mr. Michael Lowenstein, and Mr. Thomas J. Coleman



                               Page 11 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

         The undersigned hereby agree that this statement of Schedule 13G with respect to the common stock of Intergraph Corporation, dated as of December 31, 2005 is, and any amendments thereto (including amendments on 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2006

                                      KENSICO CAPITAL MANAGEMENT CORP.


                                      By:   /s/ Michael Lowenstein
                                          -----------------------------
                                           Name: Michael Lowenstein
                                           Authorized Signatory


Dated: February 14, 2006

                                      MICHAEL LOWENSTEIN


                                      /s/ Michael Lowenstein
                                      -----------------------------



Dated: February 14, 2006

                                      THOMAS J. COLEMAN


                                      /s/ Thomas J. Coleman
                                      -----------------------------


                               Page 12 of 12 Pages